Mail Stop 4561
									August 29, 2005

Mr. Michael Manahan
Chief Financial Officer
PracticeXpert, Inc.
10833 Washington Blvd.
Culver City, CA 90232

      Re:	PracticeXpert, Inc.
		Form 10-KSB for the year ended December 31, 2004
		Filed April 15, 2005
      File No. 000-30583

Dear Mr. Manahan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10KSB for the year ended December 31, 2004

Item 6 - Management`s Discussion and Analysis or Plan of Operation

Significant Accounting Policies

Revenue Recognition, page 10

1. You disclose that you receive fees for your medical billing and accounts receivable management services primarily based on a percentage of net collections on your clients` accounts receivable.
You also disclose that revenue is recognized and your customers are
billed when your customers receive payment on those accounts.
Please
clarify for us if your revenues from these services are presented on
a net or gross basis in the income statement.  Please see EITF 99-
19
for reference.

Client Lists and Client Account Amortization, page 10

2. We note that you amortize your client lists and client accounts using the maximum retention life of the assets which you disclose as between two and nine years in your MD&A. Please tell us how you determined that the maximum life is the appropriate useful life for amortization, rather than the expected useful life as required by paragraph 11 of SFAS 142.

Note 6 - Intangible Assets, page 23

3. Please tell us your accounting treatment when a customer is added to a list and whether or not these customers are considered when the lists are reviewed for impairment. Likewise, please also tell us your accounting treatment when a customer is lost.

4. Please tell us what consideration you gave to adjusting the amortization periods of the customer lists when performing your impairment tests. Please see paragraph 9 of SFAS 144 for reference.

5. We note that you determine that an impairment loss is necessary when the undiscounted cash flows estimated to be generated by the
client lists are less than the carrying amount.   Please
additionally
tell us your method for determining fair value and also how the amount of impairment is calculated. For reference, please see paragraph 46 of SFAS 142.





Note 17 - Discontinued Operations, page 28

6. Please provide more details regarding the disposition of your three inactive subsidiaries on September 23, 2003 and clarify for us why a gain was realized upon the disposition. Additionally, please tell us if you performed an impairment test on the long lived assets of these subsidiaries, if any, prior to or at the time of the transfer.

Note 19 - Acquisition, page 28

7. You disclose that you consummated two asset acquisitions during 2004 to acquire substantially all of the assets and assume certain liabilities and obligations of Singer MedScript and Caner Care Network, Inc. Please tell how you determined that these transactions were not business combinations in accordance with EITF 98-3.

8. Please also advise us of the methodology that you used to allocate the purchase price to the assets acquired from Cancer Care
Network,
Inc., specifically to the client lists.

Note 22 - Subsequent Event

Acquisition, page 31

9. Please revise the pro forma information disclosed for the acquisition of PracticeOne in this filing and also the 8-K/A dated
May 31, 2005 to only include information for the year ended
December
31, 2004. Additionally, the information should be presented in columnar form showing pro forma adjustments and results as required by Item 310(d) of Regulation S-B.

Form 10QSB for the quarter ended March 31, 2005

Note 7 - Acquisition, page 9

10. We note that you completed two acquisitions in January 2005 that were accounted for as business combinations. Please provide us with a description of the factors that contributed to the purchase prices that resulted in recognition of goodwill including the valuation methodology used to allocate the purchase prices to the acquired assets, specifically the intangible assets. For reference, please see paragraphs 51 and 58 of SFAS 141.

11. Additionally, we note, per review of the Agreement of Purchase and Sale of Stock dated December 20, 2004, that warrants for the purchase of up to 6,000,000 shares of your common stock were issued as additional consideration in the acquisition of PracticeOne. Please tell us how you accounted for the issuance of these warrants when determining the purchase price of the acquired entity and the basis for determining the value of the warrants.

Form 10QSB for the quarter ended June 30, 2005

Note 11 - Convertible Note Payable and Extraordinary Gain, page 12

12. Please tell us the accounting guidance that you used to determine the proper accounting treatment for the conversion of $4,000,000 of convertible debt into common stock on June 30, 2005.



      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

      You may contact Jessica Barberich at (202) 551-3782 or Linda Van Doorn at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters.



								Sincerely,



Linda Van Doorn
Senior Assistant Chief Accountant



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Mr. Michael Manahan
PracticeXpert, Inc.
August 29, 2005
Page 2